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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PHOENIX FOOTWEAR GROUP, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

71903M 10 0

(Cusip Number)

May 19, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 71903M 10 0			Page 2 of 6

1.	Name of Reporting Person: Retirement Committee of the Phoenix Footwear Group, Inc. (formerly Daniel Green Company) Retirement Savings Partnership Plan		I.R.S. Identification Nos. of above persons (entities only): 15-0327010

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 798,847

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 499,451

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 798,847

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 15.7%

12.	Type of Reporting Person: EP

Item 1(a) Name of Issuer:
Item 1(b) Address of Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing:
Item 2(b) Address of Principal Business Officer or, if None, Residence:
Item 2(c) Citizenship:
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number:
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
Signature

CUSIP No. 71903M 10 0	Schedule 13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Phoenix Footwear Group, Inc. (formerly Daniel Green Company)

Item 1(b)	Address of Issuer’s Principal Executive Offices

5759 Fleet Street, Suite 220, Carlsbad, California 92008

Item 2(a)	Name of Person Filing:

Retirement Committee of the Phoenix Footwear Group, Inc. (formerly Daniel Green Company) Retirement Savings Partnership Plan (the “Plan”)

Item 2(b)	Address of Principal Business Officer or, if None, Residence:

5759 Fleet Street, Suite 220, Carlsbad, California 92008

Item 2(c)	Citizenship: USA

Item 2(d)	Title of Class of Securities

Common Stock, par value $.01 per share

Item 2(e)	CUSIP Number:

71903M 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-I(b)(1)(ii)(G).

CUSIP No. 71903M 10 0	Schedule 13G	Page 4 of 6 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:		798,847

	(b)	Percent of class:		15.7%

	(c)	Number of shares to which the person has:

		(i)	Sole power to vote or direct the vote:	798,847

		(ii)	Shared power to vote or direct the vote:	0

		(iii)	Sole power to dispose or to direct the disposition of:	499,451

		(iv)	Shares power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     The Plan terminated its relationship with Exeter Trust Co. as trustee and appointed Reliance Trust Company as successor Plan Trustee about December 31, 2001. Reliance Trust Company (the “Trustee”) holds the shares (with National Financial Services, LLC as Custodian) as non-discretionary trustee of the Plan. Reliance is being replaced as non-discretionary trustee of the Plan by First Tier Bank & Trust (the Custodian remains the same). As respects the voting of the shares held by the Trustee, the Retirement Committee directs the voting of both allocated and unallocated shares in the Plan.

     The Retirement Committee may dispose of the shares in the Plan only in accordance with the terms of the Plan and its fiduciary obligations under ERISA, that is, it may dispose of only those shares which have not yet been allocated to Plan participants (being 499,450 shares at the date of this Schedule). Plan participants (numbering 82 at this date) to whom 299,397 shares have been allocated have sole power to direct the disposition of the shares allocated to their respective Plan accounts and receive the proceeds from the sale of such shares.

     Since July 16, 2001, the date of Amendment No. 2 to this Schedule 13G, the following events have occurred with respect to the Reporting Person’s interest in the Issuer’s shares of Common Stock:

     1. On May 10, 2002 the Issuer reincorporated in Delaware resulting in a change of name to “Phoenix Footwear Group, Inc.” (from Daniel Green Company), with a similar change to the title of the Issuer’s

CUSIP No. 71903M 10 0	Schedule 13G	Page 5 of 6 Pages

Retirement Savings Partnership Plan and a change in the par value of the common stock to $.01 per share (from $2.50 per share).

     2. On June 12, 2003 the Issuer split its outstanding shares of common stock, two-for-one, resulting in the doubling of the shares of Issuer’s common stock held by the Plan.

     3. On or about December 31, 2001 the Plan changed Trustees from Exeter Trust Company to Reliance Trust Company, 3384 Peach Tree Road, Suite 900, Atlanta, Georgia 30326.

     4. Between July 16, 2001 and the date of this Amendment No. 3, the Plan redeemed certain shares of Plan participants who left the Issuer’s employ and sold some shares to pay expenses. Thus, at the date of this Amendment No. 3 the total shares in the Plan is 798,847, of which 299,396 shares have been allocated to Plan participants and 499,450 shares remain unallocated. No Plan participant is beneficial owner of 5% or more of the Issuer’s outstanding common shares, except James R. Riedman, Chairman and CEO of Issuer and Chairman of the Retirement Plan Committee of the Board (where he shares with Steven DePerrior the right to vote all Plan shares and the right to dispose of only the non-allocated shares). Mr. Riedman is the beneficial owner of 2,723,427 shares (49.2% of the outstanding) as to which he disclaims beneficial ownership of 1,519,527 shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 71903M 10 0	Schedule 13G	Page 6 of 6 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2004

RETIREMENT COMMITTEE OF THE PHOENIX FOOTWEAR GROUP, INC. RETIREMENT SAVINGS PARTNERSHIP PLAN

By:	/s/ James R. Riedman

Name: Title:	James R. Riedman Chairman